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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                           Internet Recreation, Inc.
                                (Name of Issuer)

                                  Common stock
                         (Title of Class of Securities)

                                     46062A
                                 (CUSIP Number)

                          Brenda Lee Hamilton Esquire
                          555 S Federal Hwy, Suite 270
                           Boca Raton, Florida 33432
                            561-416-8956 Telephone
                            561-416-2855 Facsimile
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

CUSIP No. 46062A....................................

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               1. Names of Reporting Persons. I.R.S. Identification Nos. of
                  above persons (entities only).
                  Kathleen Hackler
--------------------------------------------------------------------------------

               2. Check the Appropriate Box if a Member of a Group (See
                  Instructions)
                  (a)         Not Applicable
                  (b)         Not Applicable
--------------------------------------------------------------------------------
               3. SEC Use Only
                  ..............................................................
--------------------------------------------------------------------------------
               4. Source of Funds (See Instructions)
                  00-Services Rendered
--------------------------------------------------------------------------------
               5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e)
                  Not Applicable
--------------------------------------------------------------------------------
               6. Citizenship or Place of Organization
                  United States
--------------------------------------------------------------------------------

Number of                  7. Sole Voting Power........................8,900,000
Shares                    ------------------------------------------------------
Beneficially               8. Shared Voting Power ...............00
Owned by                  ------------------------------------------------------
Each                       9. Sole Dispositive Power...................8,900,000
Reporting                 ------------------------------------------------------
Person With               10. Shared Dispositive Power ..........00
--------------------------------------------------------------------------------
              11. Aggregate Amount Beneficially Owned by
                  Each Reporting Person  ...................
                  8,900,000
--------------------------------------------------------------------------------
              12. Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)
                   Not Applicable
--------------------------------------------------------------------------------
              13. Percent of Class Represented by Amount in Row (11)
                  96%
--------------------------------------------------------------------------------
              14. Type of Reporting Person (See Instructions)
                  IN

Item 1.     Security and Issuer

INTERNET RECREATION, INC.
24 Locust Street, Quitman, AR  72131

Item 2.     Identity and Background

            (a)    Name; Kathleen Hackler
            (b)    Residence or business address; 24 Locust Streeet, Quitman, AR
                   72131
            (c)    Present principal occupation or employment and the name,
                   principal business and address of any corporation or other organization in which such employment is conducted;
                   President and Director of Issuer.
            (e)    Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such
                   proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or
                   mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order;
                   Not Applicable
            (f)    Citizenship. United States

Item 3.     Source and Amount of Funds or Other Consideration:
Services Rendered

Item 4.     Purpose of Transaction
Issuance for Services Rendered.

Item 5.     Interest in Securities of the Issuer
            (a)    State the aggregate number and percentage of the class of
                   securities identified pursuant to Item 1 -
                   8,900,000 -  96%
            (b)    8,900,000
            (c)    Not Applicable
            (d)    Not Applicable
            (e)    Not Applicable

Item 6.     Not Applicable.

Item 7.     Material to Be Filed as Exhibits
Not Applicable

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date March 01, 2002

Signature: /s/ Kathleen Hackler

Name/Title
Kathleen Hackler - President and Director